

02006332

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52996

REPORT FOR THE PERIOD BEGINNING May 23, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Bladex Securities, LLC



RECEIVED
MAR 04 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

641 Lexington Avenue, 32nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Hunter (646) 792-6605
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue (ADDRESS) Number and Street; New York City; NY State; 10017 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Tamara Hunter, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BLADEX Securities LLC, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Tamara Hunter
Principal



Notary Public



DOMINGO J. FERNANDEZ
Notary Public, State of New York
No. 01FE6274225
Qualified in Suffolk County
Commission Expires on March 30, 20 02

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

BLADEX SECURITIES LLC
(A Wholly Owned Subsidiary of
Bladex Financial Services, LLC)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	73,244
Short-term investment		912,558
Receivables from affiliates		51,622
Furniture, fixtures and equipment, net of accumulated depreciation of $18,841		61,423
Other assets		10,826
	$	1,109,673

Liabilities and Shareholder's Equity

Accounts payable	$	12,679
Payable to affiliates		1,045
Accrued expenses		416,000
Other liabilities		1,505
Total liabilities		431,229
Share capital		3,184,308
Retained deficit		(2,505,864)
Total Shareholder's equity		678,444
	$	1,109,673

See accompanying notes to financial statements.